Exhibit 99.1

Hut 8 Mining Launches At-The-Market Equity Program

TORONTO, CANADA August 17, 2022 – Hut 8 Mining Corp. (Nasdaq | TSX: HUT) (“Hut 8” or the “Company”) is pleased to announce that it has entered into an equity distribution agreement dated August 17, 2022 (the “ATM Agreement”) with Canaccord Genuity and Stifel (the “Agents”), pursuant to which the Company established an at-the-market equity program (the “ATM Program”).

Pursuant to the ATM Program, the Company may, at its discretion and from time-to-time during the term of the ATM Agreement, sell, through the Agents, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of up to US$200,000,000. Sales of Common Shares, if any, through the Agents will be made through “at-the-market” issuances, including without limitation, sales made directly on the Nasdaq Stock Market in the United States at the market price prevailing at the time of each sale. No Common Shares will be offered or sold under the ATM Program on the Toronto Stock Exchange or any other marketplace in Canada. The ATM Program may be terminated, with notice, by either party at any time.

The Company intends to use the net proceeds of the ATM Program, if any, principally for general corporate purposes (including funding ongoing operations and/or working capital requirements). The net proceeds of the ATM Program may also be used to repay indebtedness outstanding from time to time, discretionary capital programs, and potential acquisitions. Since the Common Shares will be distributed at market prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The volume and timing of sales, if any, will be determined at the sole discretion of the Company and in accordance with the terms of the ATM Agreement.

Prior to commencing the ATM Program, the Company terminated the at the market offering agreement between the Company and H.C. Wainwright & Co., LLC related to its previous at-the-market offering of Common Shares for aggregate proceeds of up to US$65 million, which was launched on February 11, 2022.

The offer and sale of the Common Shares under the ATM Program will be made by means of a prospectus supplement dated August 17, 2022 (the “Prospectus Supplement”) which supplements the Company’s existing short form base shelf prospectus dated August 5, 2022 (the “Base Shelf Prospectus”) included in the Company’s U.S. registration statement on Form F-10 (File No. 333-266608) under the U.S.-Canada multijurisdictional disclosure system (the “Registration Statement”). The Registration Statement was declared effective by the United States Securities and Exchange Commission (the “SEC”) on August 10, 2022. Copies of the Registration Statement and the Prospectus Supplement can be found on EDGAR at www.sec.gov and copies of the Base Shelf Prospectus and the Prospectus Supplement can be found on SEDAR at www.sedar.com. Copies of such documents may also be obtained from: Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, 12th Floor, Boston MA 021990 or by email at prospectus@cgf.com.

Such documents contain important information about the ATM Program. Prospective investors should read the Base Shelf Prospectus and the Prospectus Supplement as well as the Registration Statement before making an investment decision.

This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Hut 8 Mining Corp.

Hut 8 is one of North America’s largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0 and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in Southern Alberta and a third site in North Bay, Ontario, all located in Canada, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any crypto miner or publicly-traded company globally. With 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select Market. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future.

Specifically, such forward-looking information included in this press release include, but are not limited to, statements with respect to the following: including statements regarding the aggregate value of Common Shares which may be issued pursuant to the ATM Program and the Company’s expected use of the net proceeds from the ATM Program, if any. Readers are cautioned that such information may not be appropriate for other purposes. Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. Material assumptions include: assumptions regarding the level of demand for the Common Shares under the ATM Program, the U.S./Canadian dollar exchange rate, the expected impact of the COVID-19 pandemic and transaction costs.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: market conditions and other factors that may affect the Company’s ability to utilize the ATM Program and the prices at which the Company may sell Common Shares in the ATM Program; the dilutive effect of issuances of Common Shares in the ATM Program; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; risks related to the COVID-19 pandemic and its impact on the Company, economic conditions and global markets; other unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant and those factors described in greater detail in our most recent annual and interim management’s discussion and analysis, and in the “Risk Factors” section of the, Base Shelf Prospectus, the Prospectus Supplement and the Company’s annual information form dated March 17, 2022, which are available at www.sedar.com, and should be considered carefully by prospective investors.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

For further information:

Investor contact:

Sue Ennis

sue@hut8mining.com

Media contact:

Erin Dermer

erin.dermer@hut8mining.com